Pursuant to Rule 424(b)3

                              File No. : 333-36508

                                   PROSPECTUS
                                1,072,415 SHARES

                            nSTOR TECHNOLOGIES, INC.
                                  COMMON STOCK
                         ------------------------------

        This Prospectus relates to an aggregate of up to 1,072,415 shares of common stock of nStor Technologies, Inc. being offered for sale from time to time by the selling stockholders named in this Prospectus.

        We are paying all expenses of registration incurred in connection with this offering, but all brokerage commissions, discounts and other expenses incurred by individual selling stockholders will be borne by the individual selling stockholders. We will not be entitled to any of the proceeds from sales by selling stockholders.

        Our common stock is quoted on the American Stock Exchange under the symbol "NSO". On June 8, 2000, the last reported sales price of the common stock on the American Stock Exchange was $ 3.3125 per share.

        This investment involves a high degree of risk. See "Risk Factors" beginning on Page 5.

        We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make your investment decision.

        Our principal executive offices are located at 10140 Mesa Rim Road, San Diego, California 92121. Our telephone number is (858) 453-9191.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               ---------------------------------------------------

                   The date of this Prospectus is June 8, 2000

                                Table of Contents

                                                                           Page

WHERE YOU CAN FIND MORE INFORMATION...........................................1

THE COMPANY...................................................................2

RECENT DEVELOPMENTS...........................................................2

THE OFFERING..................................................................3

RISK FACTORS..................................................................4

SELLING STOCKHOLDERS.........................................................10

USE OF PROCEEDS..............................................................10

PLAN OF DISTRIBUTION.........................................................10

LEGAL MATTERS................................................................11

EXPERTS..................................................................... 11

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

1. The Company's Annual Report filed on Form 10-K for the fiscal year ended December 31, 1999 filed on April 14, 2000.

2. The Company's Notification of Late Filing on Form 12b-25 filed on March 31, 2000.

3. The Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000 filed on May 15, 2000.

4. The description of the common stock contained in the Company's Registration Statement filed on Form 8-A, as filed with the SEC on April 16, 1997, pursuant to Section 12(b) of the Exchange Act.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

               Jack Jaiven
               nStor Technologies, Inc.
               100 Century Boulevard
               West Palm Beach, Florida 33417
               (561) 640-3136

        You should rely only on information incorporated by reference or provided in this Prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information.

        From time to time, information we provide or statements made by our directors, officers or employees may constitute "forward-looking" statements under the Private Securities Litigation Reform Act of 1995 and are subject to numerous risks and uncertainties. Any statements made in this Prospectus, including any statements incorporated herein by reference, that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of our market and customers, our objectives and plans for future operations and products and our liquidity and capital resources). Such forward-looking statements are based on current expectations subject to uncertainties and other factors which may involve known and unknown risks that could cause actual results of operations to differ materially from those projected or implied. Further, certain forward-looking statements are based upon assumptions about future events which may not prove to be accurate. Risks and uncertainties inherent in forward looking statements include, but are not limited to:

o     our future cash flows and ability to obtain sufficient financing;
o     timing and volume of sales orders;
o     level of gross margins and operating expenses;
o     lack of market acceptance of our new product lines;
o     price competition;
o     conditions in the technology industry and the economy in general;
o     legal proceedings;
o     material cost fluctuations;
o     inventory obsolescence;
o our ability to manage our inventories through procurement and utilization of component materials; and
o historical results are not necessarily indicative of the operating results for any future period.

For a further  discussion of these and other significant  factors to consider in
connection  with  forward-looking   statements,   see  the  discussion  in  this
Prospectus under the heading "RISK FACTORS."

                                   THE COMPANY

        nStor Technologies, Inc. and our subsidiaries design, manufacture and sell high-availability, high-performance Internet storage and customized Storage Area Networking (SAN) solutions, including external RAID (Redundant Array of Independent Disks) solutions (which we refer to as our "RAID Business"), tape backup products and advanced storage management software solutions for the UNIX, Windows NT and Linux markets. (UNIX, Windows NT and Linux are computer operating systems.) We were incorporated as a Delaware corporation in 1959.

        On May 31, 2000, we had 158 full-time employees. Our principal sales, operations and executive headquarters are located at 10140 Mesa Rim Road, San Diego, California 92121, telephone number (858) 453-9191. Our engineering and marketing offices are located in Lake Mary, Florida.

                               RECENT DEVELOPMENTS

        Effective January 17, 2000, Mr. Larry Hemmerich was appointed as our new President and Chief Executive Officer and as a director. He replaces Lawrence F. Steffann who resigned as President and director effective January 26, 2000. From 1992 to 1998, Mr. Hemmerich served as Executive Vice President of Data General and was responsible for the development and management of Data General's Clariion computer storage division. Most recently, Mr. Hemmerich served as
General Manager of the Software and SAN Management Operation of Hewlett-Packard's Enterprise Storage Business Unit.

        On January 19, 2000, we acquired substantially all of the assets of OneofUs Company Limited for an aggregate purchase price of $2,850,000, consisting of $250,000 cash and 776,000 shares of our common stock with an aggregate value of $2,600,000 (based on the average market price of our stock during the ten (10) trading days ended January 19, 2000). The shares were issued to three selling stockholders pursuant to employment agreements and to the fourth selling stockholder in connection with a confidentiality, noncompetition and nonsolicitation agreement. We agreed to register the shares on a Registration Statement on Form S-3. OneofUs was a Taiwan-based, privately-held designer of high performance Fibre Channel RAID controllers and storage solutions for open systems and the Storage Area Network market.

        On January 20, 2000, we entered into a letter agreement with Harris Ravine, the former Chief Executive Officer of our Andataco subsidiary, relating to the termination of his employment. Pursuant to the agreement, we issued 80,000 shares of our common stock to Mr. Ravine, registered the shares on a Registration Statement on Form S-3 and paid Mr. Ravine $10,000 in cash.

        On January 26, 2000, we entered into a termination agreement with Lawrence F. Steffann, our former President, relating to the termination of his employment. Pursuant to the agreement, we issued 43,479 shares of our common stock to Mr. Steffann, registered the shares on a Registration Statement on Form S-3 and paid Mr. Steffann approximately $27,000 in cash.

        On February 1, 2000, Mark F. Levy resigned as a director of the Company and was replaced by Roger H. Felberbaum. Mr. Felberbaum is Senior Managing Director at ING Baring and has served in this position since September 1997. Previously, Mr. Felberbaum was Senior Managing Director of Furman Selz from October 1983 until September 1997.

        Effective March 7, 2000, the employment of Mr. David Sykes, the former Vice President Marketing and Sales of one of our operating subsidiaries, was terminated.

        Effective March 13, 2000, Mr. James Habuda was appointed as our new Vice President, OEM and Indirect Sales. Mr. Habuda joins us from Adaptec/ Distributed Processing Technology ("DPT"). Adaptec recently acquired DPT, where Mr. Habuda was Vice President OEM Sales from September 1988 until March 2000.

        Effective March 13, 2000, Mr. Thomas Wrightson was appointed as our new Vice President, Manufacturing and Services. Mr. Wrightson joins us from Storage Technology Corporation where he was Director of Support Services Development and Management where he held a number of management positions since 1991.

     Effective March 21, 2000, Mr. Jonathan Ash was appointed as our new Vice President, Marketing. Since 1979, Mr. Ash served in a number of sales and marketing management positions for Unisys Corporation, including executive positions in Europe. Most recently, he served as Director of Storage Marketing and was responsible for all storage marketing in North America and for managing new product rollouts.

        On April 10, 2000, Mr. David Tweed was appointed as our new Vice President, Solution Sales. Mr. Tweed has more than 20 years of sales and sales management experience with computer storage companies and was most recently, from January 1999 until January 2000, Director of Western Area Solution Sales for Data General's Clariion business unit. Mr. Tweed was Western Regional Sales Manger for Sentryl Software from March 1998 until March 1999 and Western Regional Sales Manager for Zitel from January 1997 until January 1998. Mr. Tweed was Southwest Sales Manager for EMC from January 1994 until November 1996.

         At February 29, 2000 and March 31,2000, we were not in compliance with the minimum tangible net worth covenant of our principal credit facility. Effective March 29, 2000, the lender agreed to waive the default for both periods. Effective April 14, 2000, we agreed with the lender to amend certain terms of the credit facility including an increase in the interest rate to prime plus 1.5% and new minimum net worth and net income covenants on a consolidated basis. All other significant provisions of the credit facility remain the same.

        Effective April 12, 2000, H. Irwin Levy, the Chairman of the Board and one of our principal stockholders, agreed to commit to a $2 million revolving line of credit facility for us. Borrowings under that credit facility will bear interest at 10% per annum. The credit facility will expire on the earlier of April 30, 2001 or the date on which we execute our amended credit facility with our principal lender, for which we have received a commitment letter.

        On April 26, 2000, we issued 296,296 shares of our common stock to a selling stockholder in consideration for the cancellation of a promissory note in the principal amount of $1,000,000 issued by us to such selling stockholder which was scheduled to mature on September 5, 2001. The number of shares issued was based on the principal amount of the promissory note and the average of the closing prices of our common stock on the American Stock Exchange on April 24 and 25, 2000.

        We and Wishmasters Limited signed a common stock purchase agreement dated May 4, 2000 for the future issuance and purchase of our common stock. The transaction closed on May 9, 2000. The stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity draw down facility. In general, the draw down facility operates like this: the investor, Wishmasters, committed up to $15 million to purchase our common stock over a twelve month period. Once during each draw down pricing period, we may request a draw of up to $5,000,000 of that money, subject to a formula based on average stock price and average trading volume, setting the maximum amount of any request for any given draw. The amount of money that Wishmasters will provide to us and the number of shares we will issue to Wishmasters in return for that money is settled on a weekly basis during a 22 day trading period following the draw down request based on the formula in the stock purchase agreement. Wishmasters receives a 7% discount to the market price for the 22 day period and we receive the settled amount of the draw down less a 4% placement fee payable to the placement agent, Ladenburg Thalmann & Co. Inc., which introduced Wishmasters to us. Ladenburg Thalmann is not obligated to purchase any of our shares.

                                  THE OFFERING


Common stock outstanding as of May 31, 2000.....   31,748,774 shares

Shares offered by selling stockholders ............   1,072,415 shares

Risk Factors ......................   The shares involve a high degree of risk.
                                      Investors should carefully consider the
                                      information set forth under "RISK FACTORS"

Use of Proceeds ...............       We will not receive any proceeds from the
                                      sale of the shares by the selling
                                      stockholders

Amex trading symbol ..................NSO




                                  RISK FACTORS

        In addition to the other information in this Prospectus or incorporated herein by reference, the following risk factors should be considered carefully in evaluating our business before purchasing the shares offered in this Prospectus.

We have experienced recent losses and may require additional financing to satisfy our working capital needs

     We have experienced net losses for the fiscal years ended December 31, 1997 ($7,886,000), December 31, 1998 ($10,407,000) and December 31, 1999
($18,704,000), respectively. For the quarter ended March 31, 2000, we experienced a loss of $2,925,000, excluding a $5,575,000 non-recurring gain on the sale of certain assets. We also expect to have a net loss for the second quarter ending June 30, 2000. At March 31, 2000, we had an accumulated deficit of $55,783,000. There can be no assurance that we will be able to achieve or maintain profitability on a quarterly or annual basis or that we will be able to achieve revenue growth.

        In late 1997, we determined that amounts available under our bank line of credit would not be sufficient to satisfy our cash requirements and that, as a result, additional debt and/or equity financing would be necessary. During the period beginning in late 1997 and ending on March 31, 2000, we were able to obtain approximately $26.3 million from private investors through the sale of convertible preferred stock and common stock, the issuance of subordinated and other notes and the exercise of warrants and options to purchase shares of common stock. On January 10, 2000, we sold substantially all of the assets of our wholly-owned subsidiary, Borg Adaptive Technologies, for $7.0 million cash, net of approximately $500,000 of transaction costs. Of this amount, approximately $1.6 million was used to repay short term borrowings from H. Irwin Levy. Although we believe that amounts expected to be available from our bank line of credit and our equity line of credit will be sufficient to satisfy our presently contemplated working capital needs for the foreseeable future, we may require additional capital beyond our currently forecasted needs. In addition, any additional required capital may not be available on terms acceptable to us, if at all, at such time or times as we might require.

We have, from time to time, been unable to comply with the financial covenants of our bank lines of credit

        From time to time, we have been unable to comply with certain of the financial covenants of our bank lines of credit and have requested that our lenders forbear from exercising the remedies available to them under such circumstances. In each such case, our banks agreed with our request. In the event that such events occur in the future and we are unsuccessful in our negotiations with our lenders, we would be required to seek other sources of capital to satisfy our obligations under our lines of credit.

         At February 29, 2000 and March 31, 2000, we were not in compliance with the minimum tangible net worth covenant of our principal credit facility. Effective March 29, 2000, the lender agreed to waive the default for both periods. Effective April 14, 2000, we agreed with the lender to amend certain terms of the credit facility including an increase in the interest rate to prime plus 1.5% and new minimum net worth and net income covenants on a consolidated basis. All other significant provisions of the credit facility remain the same.

We have a limited history of operating and integrating our acquired businesses and most of our senior management team have recently joined us and have not worked together in the past

        A significant portion of our operating assets have been acquired during the past year and most of our top executives joined us since the beginning of this year. The success of our recent business combinations will depend in large part on our ability to consolidate our operations, integrate departments, systems and procedures and obtain business efficiencies, economies of scale and related cost savings. The significant management challenges presented by such consolidation and integration may prevent the desired cost savings. We may not be able to successfully consolidate our business operations or achieve returns that would justify our investment in our acquired businesses. This consolidation process will require substantial time and attention on the part of our management. We may not be able to successfully integrate the operations of these companies. If we are unable to integrate or successfully manage the companies we have acquired, our business, financial condition and results of operations could be materially and adversely affected.


We have experienced fluctuations in operating results

        We have recently experienced significant period-to-period fluctuations in our operating results. These fluctuations are due to product design, development, manufacturing and marketing expenditures. If significant variations were to occur between forecasts and actual orders with respect to our products, we may not be able to reduce our expenses proportionately and operating results could be adversely affected. Our revenues in any quarter are dependent on the timing of product shipments as well as the status of competing product introductions. Like many other high technology companies, a disproportionately large percentage of quarterly sales often occur in the closing weeks of each quarter. Any forward-looking statements about operating results made by members of our management will be based on assumptions about the likelihood of closing anticipated sales and other factors management considers reasonable based in part on knowledge of performance in prior periods. The failure to consummate any of those sales may have a disproportionately negative impact on our operating results, given our relatively high fixed costs, and may thus prevent management's projections from being realized.

We may be unable to attract and retain qualified employees

        Our ability to provide high-quality products on a timely basis requires that we employ an adequate number of skilled engineers and technicians. Accordingly, our ability to increase our productivity and profitability will be limited by our ability to attract and retain skilled personnel. We, like many of our competitors, are currently experiencing shortages of qualified personnel. We may not be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy and our labor expenses may increase as a result of a shortage in the supply of skilled personnel.

Shares eligible for future sale by our current stockholders may adversely affect our stock price

        If our current stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants or the conversion of outstanding preferred stock, in the public market following this offering, then the market price of our common stock could fall. Restrictions under the securities laws and certain lock-up agreements limit the number of shares of common stock available for sale in the public market. Except as provided below, substantially all of the shares of the common stock (31,748,774 shares as of May 31, 2000) are freely tradable without restriction or further registration under the Securities Act, unless such shares are held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Approximately 16,259,252 shares of common stock (including 5,588,666 shares issuable on the exercise of outstanding options and warrants or the conversion of outstanding preferred stock) are held by affiliates and are deemed restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if they have been registered under the Securities Act or if their sales qualify under Rule 144 or another available exemption from the registration requirements of the Securities Act. All of the Shares offered for sale in this Prospectus will be freely tradable if sold using this Prospectus. See "SELLING STOCKHOLDERS."


The sale of stock pursuant to the equity line of credit may substantially dilute the interests of other security holders

        The shares issuable to Wishmasters pursuant to the equity line of credit will be issued at a 7% discount to the average daily price of our common stock. Accordingly, the shares of common stock then outstanding will be diluted. Depending on the price per share of our common stock during the twelve month period of the equity line of credit, we may need to register additional shares for resale to access the full amount of financing available, which could have a further dilutive effect on the value of our common stock.

The sale of material amounts of our common stock could reduce the price of our common stock and encourage short sales

        As we sell shares of our common stock to Wishmasters pursuant to the equity line of credit and then Wishmasters sells the common stock, our common stock price may decrease due to the additional shares in the market. As the price of our common stock decreases, and if we decide to draw down on the equity line of credit, we will be required to issue more shares of our common stock for any given dollar amount invested by Wishmasters, subject to a designated minimum put price specified by us. This may encourage short sales, which could place further downward pressure on the price of our common stock.

Rapid technological and customer preference changes - we may be unable to keep pace with the rapid changes in our industry

        The open systems data storage market in which we operate is characterized by rapid technological change, frequent new product introductions and evolving industry standards. Customer preferences in that market are difficult to predict and changes in those preferences could render our current or future products unmarketable. The introduction of products embodying new technologies by our competitors and the emergence of new industry standards could render existing products as well as new products being introduced obsolete and unmarketable. For example, if customers were to turn away from open systems computing, our revenues would decline dramatically.

        Our success depends upon our ability to address the increasingly sophisticated needs of customers, to enhance existing products and to develop and introduce, on a timely basis, new competitive products (including new software and hardware and enhancements to existing software and hardware) that keep pace with technological developments and emerging industry standards. If we cannot successfully identify, manage, develop, manufacture or market product enhancements or new products, our business will be materially and adversely affected.

Intense competition - the computer storage market is highly competitive

        The storage system market is intensely competitive. We compete with traditional suppliers of computer systems such as Hewlett-Packard, Sun Microsystems, IBM, SGI, Compaq Corporation, Hitachi, Digital Equipment Corporation, and Dell Computer Corp., which market storage systems as well as other computer products, and which seem to have become more focused on storage recently. For example, Data General was recently acquired by EMC Corporation. EMC is the largest independent seller of data storage systems and software. We also compete against independent storage system suppliers to the high-end market including, but not limited to, Box Hill Systems, Artecon Inc., EMC Corporation, including its Clariion division, StorageTek, Network Appliance, Inc., LSI Logic Corporation, Ciprico Inc., MTI Technologies, Inc. and Procom Technology Inc. In providing tape backup, we compete with value-added suppliers of tape-based storage systems such as Datalink Corporation, MTI Technologies, Inc., Dallas Digital, Cranel, Inc. and others.

        Many of these competitors are significantly larger than us, and have significantly greater financial, technical, marketing, purchasing and other resources than us, and as a result may be able to respond more aggressively to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of products than us, or to deliver competitive products at a lower end-user price.

        Increased competition is likely to result in price reductions, reduced operating margins and loss of market shares, any of which could have a material adverse effect on our business, operating results or financial condition. In fact, competitive pricing pressures have had, and may continue to have an adverse effect on our revenues and earnings.

        If we are unable to develop and market products to compete with the products of competitors, our business will be materially adversely affected. In addition, if major customers who are also competitors cease purchasing our products so that they can concentrate on sales of their own products, our business could be adversely affected.


We are a party to litigation which could adversely our financial condition

        In June and August 1996, we and two of our then directors were served with two separate complaints filed in the Supreme Court of the State of New York, County of Nassau, in which the plaintiffs claim to have had contractual and proprietary interests in the prospect of a transaction to purchase certain net assets acquired by us. The plaintiffs seek compensatory damages, punitive damages, and equitable relief for alleged interference with the plaintiffs' alleged rights and for alleged breach of contract. Our counsel believes that we have good defenses to both claims and that we will not incur any material liability. We are unaware of any facts that would support any of the plaintiffs' claims and, accordingly, we believe that the claims are without merit. An unfavorable outcome in such litigation could have an adverse effect our financial condition.

Lack of long term contracts - delays or cancellations of customer orders could materially adversely affect our operating results

        We generally do not enter into long-term purchase commitments with our customers and customers generally have certain rights to extend or to delay the shipment of their orders, as well as the right to return products and cancel orders under some circumstances. The cancellation or rescheduling of orders placed by our customers or the return of products shipped to them, could materially and adversely affect our business.

Product defects- our business will materially suffer if we encounter significant product defects

        Storage system products like those offered by us may contain undetected software errors or failures when first introduced or as new versions are released. We cannot be certain that, despite testing, errors will not be found in new products after commencement of commercial shipments.

        Our standard warranties provide that if a system does not function to published specifications we will repair or replace the defective component without charge. Significant warranty costs could have a material adverse effect on our business.

Availability of competing products - sales of competing products by distributors and VARs could materially adversely affect our sales

        In the United States, we sell our products both through a direct sales force and through value-added resellers (VARs). Our distributors and VARs may also carry competing product lines, and could reduce or discontinue sales of our products, which could have a material adverse effect on our operating results.

Lengthy sales cycles - we depend on large orders and upon sales which may have lengthy cycles

        Customer orders can range in value from a few thousand dollars to over a million dollars. The length of time between initial contact with a potential customer and sale of a product, or "sales cycle", also can vary greatly and can be as long as three to twenty-four months. This is particularly true for the sale and installation of complex, turnkey solutions, which often are sold directly to end users. Our revenue is likely to be affected by the timing of larger orders, which makes it difficult for us to predict such revenue. Revenue for a quarter could be reduced if large orders forecasted for a certain quarter are delayed or are not realized. The factors that could delay or defer an order include:

       o  time needed for technical evaluations by customers;
       o customers budget restrictions and changes to budgets during the course of a sales cycle;
       o  customer internal review and testing procedures; and
       o engineering work needed to integrate a storage solution with a customer's system.

We may not be able to successfully protect our patents and other intellectual property rights, and may be subject to claims of infringement by others

        We currently hold various patents on our products. In addition, we rely on a combination of trade secrets, copyrights, trademarks, domain names and employee and third-party nondisclosure agreements to protect our intellectual property rights. The steps taken to protect our rights may not be adequate to prevent misappropriation of our technology or to preclude competitors from developing products with features similar to our products. Furthermore, in the future, third parties may assert infringement claims against us or with respect to our products for which we have indemnification obligations to certain of our customers. Asserting our rights or defending against third-party claims could involve substantial expense which could have a material adverse effect on our operating results. In the event a third party were successful in a claim that one of our products infringed the third party's proprietary rights, we may have to pay substantial damages or royalties, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have a material adverse effect on our operating results.

Sole source and key suppliers - the loss of one or more suppliers could adversely affect our ability to obtain key components for products

        We rely on other companies to supply certain key components of our products. Our products are typically designed to operate with unique components that are available from a single source. For example, certain of our products are dependent upon controllers designed by one of our suppliers. Although we can use other suppliers, the delay in integrating these parts into our solutions will increase product costs. Other components, while not dependent on one source, may, from time to time, be in short supply or unavailable for a period of time while alternative sources can be identified. Modification to the particular products, requalification of the products with applicable regulatory agencies, and additional testing to assure software and hardware is compatible can result in lost or deferred revenue as well as higher product costs.

        In addition, we often resell subsystems, software and services from others. This leaves us vulnerable to inadequate supply, uneven allocation in times of shortage, delays in order fulfillment, and contract terminations. For example, we have resold Clariion's Disk Storage product line. Data General, the parent of Clariion, was recently acquired by EMC, a significant acquisition in this industry. EMC may not continue to use indirect selling channels, or we may not be selected by EMC, assuming EMC chooses to continue the Clariion selling model. The loss of our relationship with Clariion could have a material impact on our revenues and customer base. The percentage of our revenues attributable to the sale of Clariion's product line in 1999 was 17.1%.

Concentrated customer base - an economic downturn of major customers or geographical area in which we concentrate could materially adversely affect revenues

        We operate predominantly in one business segment, information storage solutions, including external RAID subsystems. A large percentage of our revenue comes from the sale of products to a small number of significant clients within such industries and to customers based in the eastern region of the United States. Sales to two customers, Silicon Graphics, Inc. (SGI) and Intel, accounted for 15.1% and 11%, respectively, of our 1999 revenues.

        During the second quarter of 1999, we entered into an original equipment manufacturer, or OEM, agreement to supply high-performance RAID storage enclosures to SGI, a major server manufacturer. The initial term of the arrangement was expected to be for three years. Between May and October 1999, sales to SGI totaled approximately $6,000,000. In the third quarter of 1999, SGI decided to phase out their Windows NT product to which our storage systems were attached. As a direct result, actual shipments to SGI subsequent to October 1999 have been minimal and are not expected to increase in the near future.

        An economic downturn in any industry or geographical area targeted by us, or the loss of one or more customers, particularly a significant customer, could result in a material decrease in revenues, thereby adversely affecting our operating results.

Narrow market - a decline in market acceptance of Unix Systems, Windows NT or changes in Sun Microsystems products or policies could materially adversely affect our business

        Substantially all of our revenues to date have been concentrated in the UNIX and Windows NT marketplace. A large portion of our revenues are associated with versions of UNIX and Windows NT manufactured by Sun Microsystems, Inc. If Sun Microsystems were to change its policy of supporting open systems computing environments and if our products were thereby rendered incompatible with Sun Microsystems' products, our business, financial position and results of operations could be materially and adversely affected.

The price of our common stock has been, and may continue to be, volatile

        Our common stock has experienced in the past, and could experience in the future, substantial price volatility as a result of a number of factors, including:

      o quarter to quarter variations in the actual or our anticipated financial results;
      o announcements by us, our competitors or our customers;
      o government regulations; and
      o developments in the industry.

        In addition, the stock market has experienced extreme price and volume fluctuations which have affected the market price of many technology companies in particular and which have at times been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations and general economic conditions may adversely affect the market price of our common stock.

We may not have access to sufficient funding to support our operations

        We have expended and will continue to be required to expend substantial funds to continue research and development, and for other aspects of our business. Although we believe that we have access to resources sufficient to fund our operations for at least the next twelve months, we may need or elect to raise additional capital. Our capital requirements will depend on many factors, including:

        o  the  problems,   delays,   expenses  and   complications   frequently
           encountered  by  technology  companies;
        o the progress of our research, development and product testing programs;
        o  the success of our sales and marketing  programs;
        o costs in filing, prosecuting, defending and enforcing intellectual property rights;
        o the extent and terms of any collaborative research, manufacturing, marketing or other arrangements; and
        o changes in economic, regulatory or competitive conditions or our planned business.

Estimates about the adequacy of funding for our activities are based on certain assumptions, including the assumption that research, development and testing relating to our products under development can be conducted at projected costs and within projected time frames and that such products can be successfully marketed.

        To satisfy our capital requirements, we may seek to raise funds in the public or private capital markets. Our ability to raise additional funds in the public or private markets will be adversely affected if the results of our ongoing or future research and development programs are not favorable. We may seek additional funding through corporate collaborations and other financing vehicles. Such funding may not be available, or if available, it may not be available on acceptable terms. If adequate funds are not available, we may be required to curtail our operations significantly, or we may be required to obtain funds through arrangements with future collaborative partners or others that may require us to relinquish rights to some or all of our technologies or products under development. If we are successful in obtaining additional financing, the terms of the financing may have the effect of diluting or adversely affecting the holdings or the rights of the holders of our common stock.

Future acquisitions could adversely affect our stock price or disrupt our operations

        We may pursue acquisitions of complementary technologies, product lines or businesses. Future acquisitions could result in dilutive issuances of equity securities and the incurrence of additional debt and amortization expenses related to goodwill and intangible assets that could adversely affect our operating results. In addition, gross margins of acquired products, necessary product or technology development expenditures and other factors that may be involved in any such acquired business could result in dilution to our earnings. Acquisitions also may involve numerous other risks, including:

        o difficulties in the assimilation of the operations and products of the acquired business;
        o dependence on new products and  processes;
        o the diversion of management's attention from other business  concerns;
        o risks of entering markets in which we have no or limited direct prior experience; and
        o the potential loss of key employees of the acquired business and difficulties in attracting additional key employees necessary to absorb added management responsibilities.

        No assurance can be given as to the effect of any future acquisition on our business or operating results.

The Year 2000 issue could disrupt our business

        Many computer systems, software programs and other equipment with embedded chips or processors use only two digits rather than four to define the applicable year. As a result, they may be unable to process accurately certain data, during or after the year 2000. As a result, business and governmental entities are at risk for possible miscalculations or systems failures causing disruptions in their business operations. This is commonly known as the Year 2000 or Y2K issue. The Y2K issue concerns not only information systems used solely within a company, but also concerns third parties, such as customers, vendors and creditors, using information systems that may interact with or affect a company's operations.

        If needed remediations and conversions to the information systems are not made on a timely basis by our materially-significant customers or vendors, we could be affected by business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on our operations, liquidity or financial condition. Factors which could cause material differences in results, many of which are outside of our control, include, but are not limited to, the accuracy of representations by manufacturers of our information systems that their products are Y2K compliant, the ability of their companies' customers and vendors to identify and resolve their own Y2K issues, and our ability to respond to unforeseen Y2K complications.

        As of the date of this Prospectus, we have not experienced any material disruption in our business or operations as a result of Y2K issues. However, there is no assurance that we will not experience disruptions in the future.

                              SELLING STOCKHOLDERS

        The following table sets forth certain information with regard to the beneficial ownership of common stock by the selling stockholders.


                                      Percenatge                               Percentage
                                       of Common                                of Common
                          Shares of   Stock Owned    Shares of     Shares of   Stock Owned
Selling                 Common Stock   Before the  Common Stock   Common Stock  After the
  Stockholder               Owned      Offering   Offered Hereby    Retained     Offering
______________          ____________ ____________ ______________   __________    ___________

Johan Olstenius (1)        507,463       1.6%        507,463           0            *

Stuart Campbell (2)        149,254          *        149,254           0            *

Fahim Ahmed (3)             59,701          *         59,701           0            *

Li-Chen Liu (4)             59,701          *         59,701           0            *

Fairway Partnership (5)    296,296          *        296,296           0            *



-----------
 *      Less than 1%

(1) Represents shares issued to Mr. Olstenius in connection with his employment agreement.

(2) Represents shares issued to Mr. Campbell in connection with his employment agreement.

(3) Represents shares issued to Mr. Ahmed in connection with his employment agreement.

(4) Represents shares issued to Ms. Liu in connection with her confidentiality, noncompetition and nonsolicitation agreement.

(5) Represents shares issued to Fairway in exchange for the cancellation of a promissory note issued to Fairway in the aggregate principal amount of $1,000,000.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares by the selling stockholders.

                              PLAN OF DISTRIBUTION

        We are registering this offering of shares on behalf of the selling stockholders, and we will pay all costs, expenses and fees related to such registration, including all registration and filing fees, printing expenses, fees and disbursements of our counsel, blue sky fees and expenses and the expenses of any special audits or "cold comfort" letters. The selling stockholders will pay all selling expenses, including all underwriting discounts and selling commissions, all fees and disbursements of their counsel and all "road show" and other marketing expenses we incur or any marketing expenses incurred by underwriters which are not otherwise paid by such underwriters.

        The selling stockholders may sell their shares from time to time in one or more transactions on AMEX or in private, negotiated transactions. The selling stockholders will determine the prices at which they sell those shares. Such transactions may or may not involve brokers or dealers.

        If the selling stockholders use a broker-dealer to complete their sale of the shares, such broker-dealer may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from you, as purchaser (which compensation might exceed customary commissions).

        We have agreed to indemnify the selling stockholders, and the selling stockholders have agreed to indemnify us, against certain liabilities arising under the Securities Act of 1933. The selling stockholders may indemnify any agent, dealer or broker-dealer that participates in sales of shares against similar liabilities.

                                  LEGAL MATTERS

        The validity of the issuance of the shares being offered hereby will be passed upon for us by Akerman, Senterfitt & Eidson, P.A., Ft. Lauderdale, Florida 33301.
                                     EXPERTS

        Our annual consolidated financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.